UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 1, 2006 Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) announces the 2005 tax treatment on distributions for unitholders in Canada and the United States.

These press releases are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: March 1 , 2006.	By:	/s/ Curtis W. Hicks

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

Press Release
Vermilion Energy Trust Announces 2005 Canadian and US Tax Information
For Immediate Release - March 1, 2006

Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN-TSX) announces the 2005 tax treatment on distributions for unitholders in Canada and the United States.

Canadian Individual Unitholders:

For the 2005 taxation year, the treatment of distributions is 86.3% return on capital (taxable income) and a 13.7% return of capital (tax deferred) for Canadian unitholders.

For purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust are both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust’s T3 return and allocated to each unitholder who received distributions for that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust’s transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report both the taxable and non-taxable income components of their distributions. The tax deferred, or return of capital component of distributions reduces the unitholder’s adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2005 income tax return.

The following table sets out the tax treatment of the Canadian 2005 monthly distributions:

Payment Date	Record Date	Total Distribution	Tax Deferred Amount	Taxable Amount (Income)
Feb 15/05	Jan 31/05	0.17000	0.02329	0.14671
Mar 15/05	Feb 28/05	0.17000	0.02329	0.14671
Apr 15/05	Mar 31/05	0.17000	0.02329	0.14671
May 13/05	Apr 29/05	0.17000	0.02329	0.14671
Jun 15/05	May 31/05	0.17000	0.02329	0.14671
Jul 15/05	Jun 30/05	0.17000	0.02329	0.14671
Aug 15/05	Jul 29/05	0.17000	0.02329	0.14671
Sep 15/05	Aug 31/05	0.17000	0.02329	0.14671
Oct 14/05	Sep 30/05	0.17000	0.02329	0.14671
Nov 15/05	Oct 31/05	0.17000	0.02329	0.14671
Dec 15/05	Nov 30/05	0.17000	0.02329	0.14671
Jan 13/06	Dec 30/05	0.17000	0.02329	0.14671
		2.04000	0.27948	1.76052

United States Individual Unitholders:

For 2005, the Trust has calculated that 81.83% of the distributions paid in 2005 are dividends that are “Qualifying Dividends”. The remaining 18.17% of the 2005 distributions are a tax-deferred reduction to the cost of units for tax purposes. If the amount of “Non-Taxable Return of Capital” exceeds the cost of units, the excess should be reported as a capital gain. We believe the Trust should be treated as a qualified corporation for United States tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings in accordance with U.S. tax law.

Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

Summary

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Vermilion trust units. Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2005 should be available through your broker or other intermediary and is not provided by Vermilion.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through timely, accretive acquisitions and through the execution of internal exploitation programs. Management and directors of the Trust hold more than 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

For further information please contact:

Paul Beique, Director Investor Relations
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W. Calgary, AB T2P 0J4
Phone: (403) 269-4884 - Fax: (403) 264-6306 IR-Toll Free: 1-866-895-8101 - www.vermilionenergy.com